FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation for the year of 2015 of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 9, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT
POWER GENERATION FOR THE YEAR OF 2015

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., for the fourth quarter of 2015, the Company’s total power generation by the power plants within China on consolidated basis amounted to 79.491 billion kWh, representing an increase of 11.4% over the same period last year, and the total electricity sold by the Company amounted to 74.889 billion kWh, representing an increase of 12.3% over the same period last year. For the whole year of 2015, the Company’s total power generation by the power plants within China on consolidated basis amounted to 320.529 billion kWh, representing an increase of 8.9% over the same period last year, and the total electricity sold by the Company amounted to 301.979 billion kWh, representing an increase of 8.8% over the same period last year. For the whole year of 2015, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB443.26 per MWh, representing a decrease of 2.57% over the same period last year.

The increase in the power generation of the Company is mainly attributable to the newly acquired generating units and the generating units that have been newly put into operation. Some power plants reported a year-on-year drop in power generation mainly because: (1) the growth of the national power consumption slowed down and the utilization hours continued to drop with the deepening of the nation’s economic structure transformation in the context of a nationwide economic slow-down in 2015; (2) multiple ultra-high voltage (UHV) lines transmitting electricity from West China to East China were put into operation, restricting the generation potential of the thermal power generators in coastal areas in the southeast China; (3) the cooling load fell due to the less cooler weather since the beginning of this summer and the heating load in winter did not have sign of an apparent rise; (4) the commencement of nuclear power generators in Liaoning, Zhejiang and Fujian etc. created an impact on the electricity output of the thermal power generators in these areas in 2015.

The power generation (in billion kWh) by each of the Company’s domestic power plants are listed below:

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2015	Change	2015 (whole year)	Change	October to December 2015	Change	2015 (whole year)	Change
Liaoning Province	5.020	-4.4%	20.271	-3.1%	4.710	-5.0%	19.030	-3.4%
Coal-fired	4.926	-4.0%	19.930	-3.5%	4.616	-4.6%	18.692	-3.8%
Dalian	1.525	-9.9%	5.921	-7.8%	1.436	-10.1%	5.569	-8.2%
Dandong	0.858	-4.2%	3.050	-4.6%	0.818	-4.2%	2.899	-4.6%
Yingkou	1.677	0.5%	7.875	-1.3%	1.550	-1.2%	7.335	-2.0%
Yingkou Co-generation	0.866	-1.2%	3.085	1.4%	0.813	-0.9%	2.889	1.4%
Wind-power	0.081	-20.2%	0.289	27.9%	0.080	-20.5%	0.288	28.4%
Wafangdian Wind Power	0.027	-21.4%	0.094	-5.5%	0.026	-20.6%	0.093	-4.5%
Changtu Wind Power	0.054	-19.5%	0.196	54.0%	0.054	-20.4%	0.195	53.6%
Hydro-power	0.014	-26.4%	0.051	28.1%	0.014	-26.8%	0.050	27.8%
Suzihe Hydropower	0.014	-26.4%	0.051	28.1%	0.014	-26.8%	0.050	27.8%
Inner Mongolia	0.047	-22.7%	0.193	-11.0%	0.047	-22.7%	0.191	-11.0%
Wind-power	0.047	-22.7%	0.193	-11.0%	0.047	-22.7%	0.191	-11.0%
Huade Wind Power	0.047	-22.7%	0.193	-11.0%	0.047	-22.7%	0.191	-11.0%
Hebei Province	2.803	-4.5%	12.616	-2.4%	2.646	-3.3%	11.831	-2.3%
Coal-fired	2.769	-4.9%	12.519	-2.5%	2.614	-3.7%	11.740	-2.4%
Shang’an	2.769	-4.9%	12.519	-2.5%	2.614	-3.7%	11.740	-2.4%
Wind-power	0.034	35.0%	0.097	14.0%	0.032	34.5%	0.091	14.5%
Kangbao Wind Power	0.034	35.0%	0.097	14.0%	0.032	34.5%	0.091	14.5%
Gansu Province	2.542	0.1%	7.053	-29.5%	2.423	2.7%	6.720	-29.5%
Coal-fired	2.353	1.3%	6.020	-34.1%	2.246	1.2%	5.735	-34.1%
Pingliang	2.353	1.3%	6.020	-34.1%	2.246	1.2%	5.735	-34.1%
Wind-power	0.189	-13.4%	1.034	17.8%	0.178	27.7%	0.986	19.8%
Jiuquan Wind Power	0.073	-59.2%	0.438	-47.7%	0.069	-42.2%	0.413	-48.6%
Jiuquan Wind Power II	0.077	98.7%	0.444	1039.2%	0.074	268.0%	0.432	2057.8%
Yumen Wind Power	0.037	–	0.150	–	0.035	–	0.141	–
Yigang Wind Power	0.001	–	0.001	–	–	–	–	–
Beijing	2.316	19.6%	8.082	-5.0%	2.144	19.7%	7.492	-5.0%
Coal-fired	1.103	14.9%	3.924	-11.9%	0.958	14.4%	3.427	-12.8%
Beijing Co-generation (Coal-fired)	1.103	14.9%	3.924	-11.9%	0.958	14.4%	3.427	-12.8%
Combined Cycle	1.214	24.3%	4.159	2.7%	1.186	24.3%	4.065	2.7%
Beijing Co-generation (Combined Cycle)	1.214	24.3%	4.159	2.7%	1.186	24.3%	4.065	2.7%
Tianjian	2.017	18.4%	7.392	10.4%	1.908	29.7%	6.976	14.0%
Coal-fired	1.382	-12.5%	5.427	-17.4%	1.287	-12.5%	5.057	-17.4%
Yangliuqing Co-generation	1.382	-12.5%	5.427	-17.4%	1.287	-12.5%	5.057	-17.4%

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2015	Change	2015 (whole year)	Change	October to December 2015	Change	2015 (whole year)	Change
Combined Cycle	0.635	404.2%	1.966	1459.9%	0.621	–	1.919	–
Lingang Combined Cycle	0.635	404.2%	1.966	1459.9%	0.621	–	1.919	–
Shanxi Province	2.536	37.2%	9.515	10.5%	2.109	22.1%	8.598	6.8%
Coal-fired	1.432	-22.5%	8.375	-2.7%	1.328	-23.1%	7.817	-2.9%
Yushe	0.506	4.8%	2.750	5.4%	0.468	5.3%	2.540	5.4%
Zuoquan	0.926	-32.2%	5.625	-6.2%	0.860	-33.0%	5.276	-6.5%
Combined Cycle	1.104	–	1.139	–	0.781	–	0.781	–
Dongshan Combined Cycle	1.104	–	1.139	–	0.781	–	0.781	–
Shandong Province	10.269	-9.9%	42.334	-6.8%	9.660	-10.1%	39.861	-6.9%
Coal-fired	10.269	-9.9%	42.334	-6.8%	9.660	-10.1%	39.861	-6.9%
Dezhou	3.464	-6.6%	14.388	-6.3%	3.240	-7.0%	13.473	-6.4%
Jining	1.251	-11.3%	4.893	-4.0%	1.163	-11.8%	4.560	-3.8%
Xindian	0.811	3.3%	3.158	-4.4%	0.759	3.3%	2.947	-4.6%
Weihai	2.256	-23.0%	10.894	-7.5%	2.146	-23.1%	10.383	-7.4%
Rizhao Phase II	1.977	-11.0%	7.499	-9.0%	1.883	-10.6%	7.119	-9.0%
Zhanhua Co-generation	0.511	52.2%	1.503	-10.2%	0.469	52.2%	1.379	-10.3%
Henan Province	5.450	19.2%	20.194	-0.8%	5.165	19.4%	18.912	-2.3%
Coal-fired	5.450	19.2%	20.194	-0.8%	5.165	19.4%	18.912	-2.3%
Qinbei	4.870	6.5%	18.710	-8.1%	4.625	6.9%	17.700	-8.5%
Luoyang Co-generation	0.580	–	1.485	–	0.540	–	1.211	–
Jiangsu Province	10.247	-1.1%	42.042	-3.8%	9.773	-1.0%	40.045	-3.7%
Coal-fired	8.956	-7.2%	37.316	-6.6%	8.506	-7.3%	35.411	-6.6%
Nantong	1.305	-20.2%	6.167	-8.7%	1.243	-20.3%	5.873	-8.5%
Nanjing	0.575	-21.3%	2.736	-13.2%	0.541	-21.7%	2.585	-13.3%
Taicang	2.260	-28.3%	10.081	-9.8%	2.143	-28.5%	9.567	-10.0%
Huaiyin	1.241	-26.9%	5.813	-10.4%	1.177	-26.8%	5.502	-9.9%
Jinling (Coal-fired)	3.379	50.1%	11.728	1.4%	3.230	50.0%	11.183	1.2%
*Suzhou Co-generation	0.195	4.3%	0.789	-2.1%	0.172	3.0%	0.701	-3.5%
Combined Cycle	1.189	104.3%	4.292	31.9%	1.167	104.2%	4.207	32.0%
Jinling (Combined Cycle)	0.697	173.4%	2.581	36.2%	0.682	173.6%	2.523	36.3%
Jinling Combined Cycle Co-generation	0.492	50.4%	1.711	26.0%	0.485	50.5%	1.684	26.0%
Wind-power	0.102	-19.2%	0.435	-11.6%	0.100	-19.1%	0.427	-11.5%
Qidong Wind Powert	0.079	-19.3%	0.340	-10.3%	0.078	-19.1%	0.334	-10.3%
Rudong Wind Power	0.023	-19.0%	0.095	-16.3%	0.022	-19.3%	0.093	-15.5%
Shanghai	3.958	4.1%	18.127	-4.4%	3.740	3.9%	17.179	-4.8%
Coal-fired	3.730	8.7%	16.352	-3.1%	3.517	8.5%	15.446	-3.4%
Shidongkou First	1.344	18.6%	5.060	-10.7%	1.261	19.2%	4.732	-10.7%

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2015	Change	2015 (whole year)	Change	October to December 2015	Change	2015 (whole year)	Change
Shidongkou Second	1.038	-13.6%	5.252	1.2%	0.980	-14.2%	4.984	0.5%
Shidongkou Power	1.348	22.9%	6.039	0.4%	1.276	22.6%	5.730	0.1%
Combined Cycle	0.228	-38.2%	1.775	-15.4%	0.223	-38.1%	1.733	-15.4%
Shanghai Combined Cycle	0.228	-38.2%	1.775	-15.4%	0.223	-38.1%	1.733	-15.4%
Chongqing	2.830	-7.3%	10.705	-3.6%	2.629	-0.6%	9.913	-1.1%
Coal-fired	2.519	-10.2%	9.767	-10.1%	2.327	-12.1%	9.002	-10.2%
Luohuang	2.519	-10.2%	9.767	-10.1%	2.327	-12.1%	9.002	-10.2%
Combined Cycle	0.311	26.4%	0.938	281.1%	0.303	–	0.911	–
Liangjiang Combined Cycle	0.311	26.4%	0.938	281.1%	0.303	–	0.911	–
Zhejiang Province	6.341	4.1%	24.674	10.0%	6.077	12.9%	23.586	12.5%
Coal-fired	6.156	4.0%	24.396	9.6%	5.896	11.8%	23.312	11.8%
Yuhuan	4.975	-8.4%	18.957	-12.9%	4.766	-8.3%	18.123	-12.8%
Changxing	1.182	142.1%	5.438	1014.4%	1.129	1406.0%	5.189	6820.9%
Combined Cycle	0.183	7.1%	0.270	58.1%	0.180	70.2%	0.265	151.0%
Tongxiang Combined Cycle	0.183	7.1%	0.270	58.1%	0.180	70.2%	0.265	151.0%
PV	0.002	–	0.008	–	0.002	–	0.008	–
Si’an PV	0.002	–	0.008	–	0.002	–	0.008	–
Hubei Province	3.937	42.5%	13.222	26.7%	3.703	51.2%	12.341	27.8%
Coal-fired	3.887	41.9%	13.019	26.5%	3.656	50.8%	12.155	27.7%
*Wuhan	2.942	33.2%	10.027	2.7%	2.756	33.4%	9.388	2.5%
*Jingmen Co-generation	0.727	37.2%	1.930	264.1%	0.692	93.3%	1.834	412.5%
*Yingcheng Co-generation	0.218	–	1.062	–	0.208	–	0.933	–
Wind-power	0.023	–	0.054	–	0.023	–	0.045	–
Jieshan Wind Power	0.023	–	0.054	–	0.023	–	0.045	–
Hydro-power	0.028	6.7%	0.149	3.3%	0.024	-2.1%	0.141	1.0%
Enshi Maweigou Hydropower	0.017	466.67%	0.063	50%	0.013	459.3%	0.057	44.1%
*Dalongtan Hydropower	0.011	-52.9%	0.086	-15.8%	0.011	-52.1%	0.084	-16.0%
Hunan Province	2.136	-21.8%	8.609	-3.1%	2.017	-21.4%	8.086	-2.9%
Coal-fired	1.907	-28.8%	7.859	-8.1%	1.791	-29.1%	7.361	-8.2%
Yueyang	1.907	-28.8%	7.859	-8.1%	1.791	-29.1%	7.361	-8.2%
Wind-power	0.121	503.6%	0.387	1835.7%	0.119	2688.7%	0.369	8673.5%
Subaoding Wind Power	0.074	268.5%	0.318	1492.2%	0.073	1601.5%	0.307	7206.0%
Guidong Wind Power	0.047	–	0.069	–	0.046	–	0.062	–
Hydro-power	0.108	228.3%	0.363	17.0%	0.106	230.9%	0.356	17.0%
Xiangqi Hydropower	0.108	228.3%	0.363	17.0%	0.106	230.9%	0.356	17.0%
Jiangxi Province	4.203	18.7%	15.387	22.4%	4.018	18.7%	14.408	20.1%
Coal-fired	4.176	17.9%	15.296	21.6%	3.991	17.9%	14.319	19.4%
Jianggangshan	2.014	-24.5%	8.993	-2.7%	1.925	-24.7%	8.587	-2.8%

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2015	Change	2015 (whole year)	Change	October to December 2015	Change	2015 (whole year)	Change
*Ruijin	0.658	-24.7%	3.289	-1.2%	0.624	-24.8%	3.118	-1.2%
Anyuan	1.504	–	3.015	–	1.443	–	2.615	–
Wind-power	0.027	2588.1%	0.090	8947.4%	0.026	12527.1%	0.089	42249.8%
Jianggongling Wind Power	0.027	2588.1%	0.090	8947.4%	0.026	12527.1%	0.089	42249.8%
Anhui Province	1.338	-25.3%	5.976	-13.5%	1.279	-25.3%	5.688	-13.6%
Coal-fired	1.332	-24.8%	5.847	-14.1%	1.273	-24.8%	5.560	-14.2%
*Chaohu Power	1.332	-24.8%	5.847	-14.1%	1.273	-24.8%	5.560	-14.2%
Hydropower	0.006	-69.8%	0.129	32.9%	0.006	-70.0%	0.129	32.4%
*Hualiangting Hydropower	0.006	-69.8%	0.129	32.9%	0.006	-70.0%	0.129	32.4%
Fujian Province	2.277	-34.7%	10.892	-21.8%	2.153	-35.2%	10.327	-22.0%
Coal-fired	2.277	-34.7%	10.892	-21.8%	2.153	-35.2%	10.327	-22.0%
Fuzhou	2.277	-34.7%	10.892	-21.8%	2.153	-35.2%	10.327	-22.0%
Guangdong Province	4.309	-20.4%	20.952	-11.3%	4.130	-20.6%	20.070	-11.2%
Coal-fired	4.309	-20.4%	20.952	-11.3%	4.130	-20.6%	20.070	-11.2%
Shantou Coal-fired	0.796	-27.2%	4.550	-12.5%	0.755	-27.5%	4.320	-12.3%
Haimen	1.460	4.3%	7.631	-37.8%	1.388	4.5%	7.259	-38.1%
Haimen Power	2.053	-29.7%	8.770	-42.6%	1.986	-29.8%	8.490	42.5%
Yunnan Province	1.421	-15.3%	5.726	-40.5%	1.313	-13.8%	5.287	-40.3%
Coal-fired	1.365	-17.6%	5.579	-41.9%	1.264	-17.0%	5.151	-41.8%
Diandong Energy	0.922	2.8%	3.994	-32.9%	0.851	3.3%	3.687	-32.7%
Yuwan Energy	0.442	-41.7%	1.585	-56.6%	0.413	-41.0%	1.464	-56.5%
Wind-power	0.056	156.7%	0.147	569.3%	0.049	432.6%	0.136	1486.5%
Fuyuan Wind Power	0.056	155.5%	0.147	568.1%	0.049	432.6%	0.136	1486.5%
Guizhou	0.003	–	0.003	–	–	–	–	–
Panxian Wind Power	0.003	–	0.003	–	–	–	–	–
Hainan Province	3.494	-11.2%	16.568	-2.9%	3.245	-12.1%	15.439	-3.1%
Coal-fired	3.422	-10.8%	16.128	-2.3%	3.176	-11.2%	15.013	-2.4%
*Haikou	1.725	12.6%	7.047	9.7%	1.578	12.6%	6.461	9.9%
*Dongfang	1.697	-26.4%	9.081	-9.9%	1.598	-26.5%	8.552	-10.0%
Combined Cycle	0.020	-32.6%	0.248	-9.0%	0.018	-34.1%	0.239	-9.1%
*Nanshan Combined Cycle	0.020	-32.6%	0.248	-9.0%	0.018	-34.1%	0.239	-9.1%
Wind-power	0.033	-10.1%	0.099	19.4%	0.033	-10.7%	0.097	19.7%
*Wenchang Wind Power	0.033	-10.1%	0.099	19.4%	0.033	-10.7%	0.097	19.7%
Hydro-power	0.019	-40.9%	0.093	-53.9%	0.018	-41.2%	0.091	-54.4%
*Gezhen Hydropower	0.019	-40.9%	0.093	-53.9%	0.018	-41.2%	0.091	-54.4%
Total	79.491	11.4%	320.529	8.9%	74.889	12.3%	301.979	8.8%

Note:	The remark * represented the new power plants acquired towards the end of 2014 and the figures in changes are for reference only.

For the fourth quarter of 2015, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.3% in Singapore, representing a decrease of 0.8 percentage point compared to the same period of last year (2014: 22.1%). For the whole year of 2015, the accumulated power generation accounted for a market share of 21.7% in Singapore, representing a decrease of 0.1 percentage point compared to the same period of last year (2014: 21.8%).

In addition, the generating units that have been recently put into operation by the Company are as follows: Huaneng Hunan Guidong Huangnihu Wind Farm put into operation 18 wind power operation units with a total capacity of 36MW in September 2015; Huaneng Shanxi Dongshan Power Plant put into operation 859MW gas turbine operation units in October 2015; Huaneng Hubei Enshi Qinglong Hydro Power Plant put into operation two hydro power operation units with a total capacity of 40MW in December 2015; Huaneng Yunan Yibasan Wind Farm owned by Fuyuan Wind Power put into operation 24 wind power operation units with a total capacity of 48MW in December 2015; Huaneng Guizhou Dapashan Wind Farm owned by Panxian Wind Power put into operation 12 wind power generation units with a total capacity of 24MW in December 2015; and Huaneng Gansu Yigang Wind Farm put into operation 96 wind power generation units with a total of 192MW in December 2015. All of the above are wholly-owned by the Company.

As of 31 December 2015, the Company had a controlled generation capacity of 82,331MW and an equity-based generation capacity of 74,399MW.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
9 January 2016

Li Zhensheng
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Geng Jianxin
(Independent Non-executive Director)
Xia Qing
(Independent Non-executive Director)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     January 13, 2016